SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

THE FAIRCHILD CORPORATION
(Name of Subject Company)

THE FAIRCHILD CORPORATION
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

303698104
(CUSIP Number of Class of Securities)

Donald E. Miller
Executive Vice President,
Secretary and General Counsel
The Fairchild Corporation
1750 Tysons Boulevard, Suite 1400
McLean, VA 22102
(703) 478-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
James J. Clark, Esq.
Luis R. Penalver, Esq.
Cahill Gordon & Reindel llp
80 Pine Street
New York, New York 10005
(212) 701-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

The name of the subject company is The Fairchild Corporation, a Delaware corporation (the “Company”or “Fairchild”).  The address of the Company’s principal executive offices is 1750 Tysons Boulevard, Suite 1400, McLean, VA 22102.  The Company’s telephone number at that location is (703) 478-5800.

The class of equity securities to which this Schedule 14D-9 relates is the Company’s Class A Common Stock, par value $0.10 per share (the “Shares”).

As of November 28, 2007 there were 22,604,835 Shares outstanding.

Item 2.    Identity and Background of Filing Person.

The name, business address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.

This Statement relates to the tender offer by Phoenix FA Holdings, LLC, a Delaware limited liability company (“Phoenix”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2007 (the “Schedule TO”).  According to the Schedule TO, Phoenix is offering to purchase up to 6.7 million Shares which are not currently owned by Phoenix at a purchase price of $2.50 per Share (the “Offer Price”), net to the Seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, are referred to herein collectively as the “Offer”), which has been sent or given to stockholders of the Company.  The Offer to Purchase states that the principal business address of Phoenix is 110 E. 59th Street, Suite 1901, New York, NY 10022.  Phoenix is an entity affiliated with Mr. Philip S. Sassower (“ Mr. Sassower”).

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Except as described herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates, or (2) Phoenix and its executive officers, directors or affiliates.

Information regarding any such agreements, arrangements and understandings and any actual or potential conflicts of interest between the company and its executive officers, directors or affiliates is included in the Company’s Proxy Statement filed on Schedule 14A with the SEC on January 27, 2006 (the “Proxy Statement”) and in the Company’s Form 10-K for the year ended September 30, 2006 (the “10-K”).  The Proxy Statement and the 10-K are incorporated herein by reference.

As was publicly reported last year, on August 7, 2006 FA Holdings I, LLC, an entity formed by among others, Mr. Sassower and Mr. Jeffrey J. Steiner, the Chief Executive Officer and Chairman of the Board of Directors (“Mr. Steiner”) of the Company made a proposal to acquire all of the outstanding shares of the Company for $2.73 a share in a “going private” transaction.   On December 5, 2006 the Company announced that the “going private” discussions with FA Holdings I, LLC had been terminated.

Mr. Steiner through an affiliate of Mr. Steiner, has a non-voting limited partnership interest in Phoenix Ventures Fund LLC (the “Venture Fund”).  The Venture Fund is an entity affiliated with Phoenix and Mr. Sassower.  It is currently expected that the Venture Fund will provide Phoenix approximately $12.5 million of the funds needed to consummate the Offer.  Based on Mr. Steiner’s limited partnership interest in the Venture Fund, Mr. Steiner’s indirect interest in the Offer is expected to be less than 4%.  Mr. Steiner has represented to us that he is a limited partner in the Venture Fund and has no voting rights or management role with respect to the Venture Fund or the Offer.

In addition, Mr. Steiner and Mr. Sassower have been business and social acquaintances for approximately 30 years and Mr. Steiner has in the past served on boards of entities controlled by Mr. Sassower.

Item 4.   The Solicitation or Recommendation.

(a)    Solicitation Recommendation - No Opinion/Remaining Neutral Toward the Offer.

The Fairchild Board, based on the recommendation of a special committee of the Board consisting of independent directors (the “Special Committee”), is expressing no opinion to the Company’s stockholders and is remaining neutral with respect to the Offer.  Neither the Fairchild Board nor the Special Committee has made a determination whether the Offer is fair to or in the best interests of the Company’s stockholders and is not making a recommendation regarding whether the Company’s stockholders should accept the Offer and tender their Shares, and, if so, how many Shares to tender, or reject the Offer and not tender their Shares.

The Fairchild Board based on the recommendation of the Special Committee has determined that a Fairchild stockholder’s decision on whether or not to tender its Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon each individual stockholder’s particular circumstances.  The Fairchild Board urges each Fairchild stockholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price in light of the stockholder’s own investment objectives, the stockholder’s views as to the Company’s prospects and outlook, the factors considered by the Special Committee as described below and any other factors that the stockholder deems relevant to its investment decision.  The Fairchild Board also urges each Fairchild stockholder to consult with its financial and tax advisors regarding the Offer.  The Fairchild Board notes that it observed that acceptance of the Offer would permit a stockholder to realize a premium to the trading price of the Shares prior to the announcement of the Offer, subject to the risk of the Offer being undersubscribed, and the offer not going forward, or oversubscribed and the Shares purchased on a pro rata basis, whereas a decision not to tender in the Offer would permit stockholders who believe the Shares have a greater intrinsic value to realize a greater long-term value if their view of the greater intrinsic value of the Shares is substantiated in the future.

(b)    Background and Reasons for the Special Committee’s Position.

In evaluating the Offer and determining to express no opinion to the Company’s shareholders and to remain neutral with respect to the Offer, the Fairchild Board formed the Special Committee consisting of Didier Choix, Robert E. Edwards, Daniel Lebard, Glenn Myles and Michael Vantusko to evaluate the Offer.  The Special Committee consulted with the Company’s senior management and legal counsel and considered a number of factors.  The significant contending factors that the Special Committee believed were in favor of expressing no opinion to the Company’s shareholders and remaining neutral with respect to the Offer included the following:

•
No Obligation to Tender.  The Special Committee considered that there is no obligation on behalf of any shareholder to tender and that each shareholder could make an independent judgment of whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer based on all available information.

•
Limited Trading Volume in the Shares.  The Special Committee considered that there is limited trading volume in the Shares and the Offer allows shareholders to realize, possibly prior to year end, a purchase price for a substantial number of Shares they may not be able to obtain in the open market.

•
Offer Price Represents a Premium to Pre-Announcement Trading Price.  The Special Committee considered recent and historical market prices for the Shares and noted that the Offer Price represented a premium of approximately 20% over the closing price of the Shares on the New York Stock Exchange on November 12, 2007, the day before Phoenix announced its intent to commence the Offer.

•
Sufficient Trading Volume after the Offer.  The Special Committee considered that after giving effect to the Offer there would be a significant number of Shares outstanding and that, depending upon the size of the holdings tendered by each shareholder, the trading volume of the Shares should not be materially adversely affected though there can be no assurance that after giving effect to the Offer there will be more than 300 record holders.

•
Investment Intent of Purchasers and the Steiner Family.  The Special Committee took into consideration that Mr. Steiner, the Company’s Chief Executive Officer and Chairman of the Board of Directors represented to the Special Committee that neither he nor his family and affiliates have any intention, arrangement, agreement or understanding with Phoenix or its affiliates with respect to purchasing shares, taking the Company private, “going dark”, or pursuing a change of control transaction involving the Company.  The Special Committee also had a meeting with Mr. Sassower at which he stated that he had no intention of taking the Company private,  making the Company “go dark”, or pursuing a change of control transaction with respect to the Company.

•
Phoenix may be a source of additional future capital to the Company.  The Special Committee took into consideration that as a potential significant shareholder in the Company, Phoenix may be a provider of capital to the Company in the future.

•	Consummation of Offer may affect the Company’s “NOL’s”. The Special Committee took into consideration that the consummation of the Offer may reduce the Company’s net operating losses in the United States and certain foreign jurisdictions, though it is difficult to evaluate the significance of such reduction.

•
Preserved Ability to Change Recommendation. The Special Committee considered the fact that the Special Committee can change its position and make a recommendation with respect to the Offer at a later time prior to the expiration of the Offer, including if there is a change of events or circumstances or additional information comes to the attention of the Special Committee.  The Special Committee considered that the Company’s stockholders would have withdrawal rights as provided in the Offer and could withdraw Shares tendered in the Offer prior to the expiration of the Offer if they so desire to do so based on any changes to the Special Committee’s position with respect to the Offer or otherwise.

(c)    Intent to Tender.

To the Company’s knowledge after reasonable inquiry, neither the Company nor any of the Company’s executive officers, directors, affiliates or subsidiaries currently intend to tender Shares held of record or beneficially by them in the Offer (other than Common Stock held directly or indirectly by other public companies, as to which the Company has no knowledge or shares of Common Stock for which such holder does not have discretionary authority).  The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.  In addition, the foregoing does not include any Shares held in the Company’s 401K plan for employees.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

The Company has not retained any person to make solicitations or recommendations regarding the Offer.

Item 6.    Interest in Securities of the Subject Company.

To the Company’s knowledge after reasonable inquiry, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

(a)    No negotiations are being undertaken or are underway by the Company in response to the Offer that relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b)    No negotiations are being undertaken or are underway by the Company in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company or any subsidiary of the Company.

(c)     There are no transactions, resolutions of the Fairchild Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

None.

Item 9.    Exhibits

The following exhibits are incorporated by reference herein:

(a)(1)(i)	Phoenix’s Offer to Purchase, dated November 19, 2007 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Phoenix with the SEC on November 19, 2007).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by Phoenix with the SEC on November 19, 2007).
(e)(1)	The Company’s Proxy Statement filed on Schedule 14A with the SEC on January 27, 2006.
(e)(2)	The Company’s Form 10-K for fiscal year ended September 30, 2006 filed with the SEC on August 13, 2007.
(e)(3)	The Company’s Form 8-K filed with the SEC on August 7, 2006.
(e)(4)	The Company’s Form 8-K filed with the SEC on September 21, 2006.
(e)(5)	The Company’s Form 8-K filed with the SEC on December 5, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

THE FAIRCHILD CORPORATION
By:	/s/ Donald E. Miller
	Name:	Donald E. Miller
	Title:	Executive Vice President, Secretary and General Counsel

Dated:  December 4, 2007